February 9, 2012

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

Re:	UTi Worldwide Inc.
Form 10-K for Fiscal Year Ended January 31, 2011
Filed March 30, 2011
File No. 000-31869

Dear Mr. Shenk:

We have received your letter dated January 31, 2012 regarding the above-referenced filing and have prepared the following responses to address your inquiries. For your convenience, we have included the Staff’s comments and our responses correspond to the format and numbered comments of your letter.

Form 10-K: For Fiscal Year Ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended January 31, 2011 Compared to Year Ended January 31, 2010,

Freight Forwarding, page 34

1.	Please revise to ensure that your disclosure regarding material differences in the amounts reported for comparable reporting periods fully explains the respective variances. For example, we believe that additional disclosure may have been appropriate with regard to your discussion of ocean freight forwarding revenue for fiscal year 2011, as compared to fiscal year 2010. In this regard, we note that you have explained a 34% increase in revenue based upon (I) a 13% increase in ocean freight volumes, as expressed in TEUs, and (II) foreign currency fluctuations, which contributed to an increase in revenues of approximately $30.9 million or 3.5 percent.

Mr. Lyn Shenk

February 9, 2012

We acknowledge the Staff’s comment and we confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2012, we will enhance our disclosure to more fully explain the variances for the respective periods consistent with the example provided below:

Ocean Freight Forwarding. Ocean freight forwarding revenues increased $299.3 million, or 34%, for fiscal 2011, compared to fiscal 2010. This increase was primarily due to an increase in ocean freight volumes, an increase in our selling rates due to increased carrier rates and foreign currency fluctuations. Ocean freight volumes as expressed in TEUs increased 13% during fiscal 2011 compared to fiscal 2010 and accounted for $137.9 million, or 16%, of the increase in revenue. Increased selling rates contributed $131.4 million, or 15% to the increase in revenues. During our fiscal 2011 year, carriers maintained tight control over the available capacity which resulted in an increase in their rates charged to the Company. The fluctuations on translating foreign currencies into US dollars for reporting purposes resulted in an increase of $30.9 million, or 3% in ocean forwarding revenues. While volumes during fiscal 2011 were still ahead of fiscal 2010 on an absolute basis, volume growth during the second half of fiscal 2011 moderated when compared to the rate of growth during the first half of the year. As with airfreight, a modest peak season, a slower pace of inventory restocking activities, and uncertain global conditions contributed to a declining rate of growth in the latter half of fiscal 2011. Ocean freight TEU volumes in the fourth quarter decreased two percent compared to the fourth quarter of fiscal 2010, largely as a result of unseasonably strong volumes in the fourth quarter of fiscal 2010.

Contract Logistics and Distribution, page 37

2.	Please expand your disclosure to analyze and discuss each of the “purchased transportation costs” incurred by your “Contract Logistics and distribution” segment. Please include your proposed expanded disclosure as part of your response.

We acknowledge the Staff’s comment and we confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2012, we will enhance our disclosure to more fully explain the variances for the respective periods consistent with the example provided below:

Contract logistics. Contract logistics revenues increased $85.6 million, or 13%, for fiscal 2011, compared to fiscal 2010. The increase is primarily due to an increase in the number of client sites and increased volumes compared to the corresponding prior year period. Foreign currency fluctuations contributed approximately $16.4 million to the increase.

Contract logistics purchased transportation costs increased $33.2 million, or 27%, for fiscal 2011 when compared to fiscal 2010. In addition to transportation costs related directly to the contract logistics operations, purchased transportation costs within our Contract Logistics segment also includes materials sourcing costs which are pursuant to contractual, formalized repackaging programs and materials sourcing agreements. These sourcing activities increased during fiscal 2011 when compared to fiscal 2010, resulting in an increase of $29.1 million, or 23%, in purchased transportation costs. The remainder of the increase was due to increased volumes compared to the corresponding prior year period.

Mr. Lyn Shenk

February 9, 2012

Distribution. Distribution revenues increased $73.3 million, or 18%, for fiscal 2011, compared to fiscal 2010, primarily due to increased domestic freight volumes as well as related fuel surcharges, particularly in the United States, which on a combined basis accounted for $59.5 million, or 14%, of the increase in revenues. Foreign currency fluctuations contributed approximately $13.8 million, or 4%, to the increase.

Distribution purchased transportation costs increased $53.8 million, or 19%, for fiscal 2011, compared to fiscal 2010. The increase is primarily due to an increase in freight volumes and related fuel surcharges, particularly in the United States, which on a combined basis contributed $48.9 million or 17%, to the increase for fiscal 2011 when compared to fiscal 2010. Foreign currency fluctuations contributed approximately $4.9 million, or 2%, to the increase.

Corporate

Provision for income taxes, page 38

3.	We note your disclosure that compared to your historical tax rates, your effective income tax rate for fiscal 2011 was adversely impacted by several items, some of which were particularly noticeable during the fourth quarter of fiscal 2011. We believe that specific factors that are known to have materially impacted reported amounts should be quantified and discussed in greater detail. Please revise your disclosure regarding income taxes and, if appropriate, elsewhere in your filing to quantify, analyze, and discuss all factors known to have materially impacted the amounts reported in your financial statements. Please note that factors that may offset each others should be separately quantified and discussed.

We acknowledge the Staff’s comment and we confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2012, we will enhance our disclosure to more fully explain the variances for the respective periods consistent with the example provided below:

Our effective income tax rate for fiscal 2011 was 31% compared to 35% in fiscal 2010. Our provision for income taxes in fiscal 2011 was $33.2 million based on pretax income of $107.9 million compared to our provision for income taxes in fiscal 2010 of $24.4 million based on pretax income of $69.9 million. The factors increasing our provision for income taxes year over year were: (1) increased profitability in fiscal 2011 relative to fiscal 2010 across various jurisdictions, which increased our provision by approximately $8.5 million, (2) higher valuation allowances recorded in certain jurisdictions which increased our provision year over year by approximately $0.9 million, (3) the fiscal 2010 provision was reduced by approximately $2.1 million as a result of a benefit from the sale of property, plant and equipment, and (4) certain minimum taxes and nondeductible expenses increased our 2011 provision by approximately $0.7 million compared to our fiscal 2010 provision. The above factors resulted in an aggregate increase in our fiscal 2011 provision of $12.2 million over our fiscal 2010 provision.

Mr. Lyn Shenk

February 9, 2012

This was offset by a reduction of $3.4 million in our fiscal 2011 provision compared to our fiscal 2010 provision due to: (1) changes in tax rates in certain jurisdictions which resulted in our fiscal 2011 provision being approximately $1.0 million lower than fiscal 2010, and (2) net releases of uncertain tax positions in fiscal 2011 versus an increase in uncertain tax positions in fiscal 2010, which resulted in our fiscal 2011 provision reducing by approximately $2.4 million compared to our fiscal 2010 provision.

Changes in our effective tax rates are impacted by the mix of taxable income across geographic regions, however, the actual effective tax rate will depend on a variety of factors, including but not limited to, the geographic mix of our business as well as the overall level of pre-tax income compared to minimum taxes which are payable in certain of our jurisdictions.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.	We note your disclosure that “freight forwarding revenue represents billings on exports to clients, plus net revenue (the term used by [you] to describe revenue less purchased transportation costs) on imports.” In this regard, it is unclear to us whether your disclosure is describing a single transaction that includes both export and import revenue or, alternatively, reflects separate explanations of the nature of export freight forwarding revenue and import freight forwarding revenue. Please advise and revise your disclosure, as appropriate.

The portion of our freight forwarding revenue recognition policy disclosure questioned above is referring to shipments whereby the Company is performing either the export shipment, or the import shipment, but not both. We wish to inform the staff that in most cases, the Company performs both the export and import functions of the shipment, in which case freight forwarding revenue is recognized as one shipment on a “gross” basis pursuant to ASC 605 Revenue Recognition.

In addition, we note that your disclosure appears to suggest that export freight forwarding revenue may be recognized “gross” (i.e., based on billings to clients), while import freight forwarding revenue may be recognized “net.” If this is so, please tell us and disclose the basis for the differences in your accounting treatment.

In instances where we are performing an export-only shipment, we are consolidating shipments and contracting directly with the airlines or ocean carriers. In these instances we are the principal with respect to the shipment as: (1) we are the primary obligor in the arrangement, (2) we have latitude in establishing price, (3) we have discretion in carrier selection, (4) we are

Mr. Lyn Shenk

February 9, 2012

involved in determination of service specifications, and (5) we have credit risk with respect to the transaction. Therefore we recognize revenue on a gross basis as a principal in the transaction in accordance with ASC 605 Revenue Recognition.

In instances where we are performing an import-only shipment we typically are not consolidating shipments and contracting directly with the airlines or ocean carriers. In these instances we are not the principal with respect to the shipment as: (1) we are not the primarily obligor, (2) we do not have latitude in establishing the price, (3) we do not have discretion in carrier selection, (4) we are not involved in determining the service specifications, and (5) we do not have credit risk with respect to the transaction. In these instances only our commissions are recognized in revenue in accordance with ASC 605 Revenue Recognition.

Alternatively, revise your disclosure to provide a more clear explanation of your accounting, if appropriate. Please provide any proposed revisions to your disclosure as part of your response.

We acknowledge the Staff’s comment and we confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2012, we will enhance our disclosure to more fully explain our policy for freight forwarding revenue recognition as follows:

Freight Forwarding. The Company typically conducts business as an indirect carrier for the Company’s clients. In such instances the Company typically performs both the export and import portions of the shipment. In those instances and in instances where the Company is performing only the export portion of the shipment, the Company consolidates the shipments and contracts directly with the airlines or ocean carriers. In these instances the Company acts as the principal with respect to the shipment and therefore recognizes revenue on a gross basis as a principal in the transaction in accordance with ASC 605 Revenue Recognition. Accordingly revenue and purchased transportation costs for these shipments are recognized at the time the freight departs the terminal of origin.

In situations where the Company performs only the import portion of the shipment, typically the client has arranged for transportation services with another party and the Company acts as an agent rather than a principal in the transaction. The Company recognizes revenue for these shipments when the import services are completed. Only the commissions for such services are included in revenue.

In situations where the Company forwards the freight as an agent for the airline or ocean carrier, commissions earned from the Company’s services are recognized at the time the freight departs the terminal of origin.

These methods generally result in recognition of revenues and purchased transportation costs earlier than methods that do not recognize revenues until a proof of delivery is received or that recognize revenues as progress on the transit is made. The Company’s methods of revenue and cost recognition do not result in a material difference from amounts that would be reported under such other methods.

Mr. Lyn Shenk

February 9, 2012

Customs brokerage revenue and other freight forwarding revenues are recognized when the client is billed, which for customs brokerage is when the necessary documentation for customs clearance has been completed and, for other revenues, is when the service has been provided to third parties in the ordinary course of business. Purchased transportation costs are recognized at the time the freight departs the terminal of origin. Certain costs, related primarily to ancillary services, are estimated and accrued at the time the services are provided, and adjusted upon receipt of the carrier’s final invoices.

We wish to inform the Staff that we will make conforming enhancements in each relevant section of our 2012 Form 10-K filing.

Cash and Cash Equivalents, page F-10

5.	Please tell us what is meant by your disclosure that “original maturity means original maturity to the entity holding the investment.”

We acknowledge the Staff’s comment and we confirm that in future filings we will clarify the description of our accounting policy for cash and cash equivalents. The Company has applied the definition of cash equivalents in ASC 210-10-20 which states that cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (a) they are readily convertible to known amounts of cash, and (b) they are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with a maturity period of three months or less from the date of the initial investment qualify under that definition.

In future filings we will state that with respect to our policy, original maturity means the maturity from the date of the Company’s original investment.

Note 3. Income Taxes, page F-18

6.	Please separately disclose your domestic and foreign income/(loss) before income tax expense/(benefit). Refer to Rule 4-08(h) of Regulation S-X for further guidance.

We have reviewed Rule 4-08(h) which indicates the following:

“For purposes of this rule, foreign income (loss) is defined as income (loss) generated from a registrant’s foreign operations, i.e., operations that are located outside of the registrant’s home country”.

As the Company’s home country of domicile is the British Virgin Islands and all of our revenue generating operations are located in jurisdictions outside of the British Virgin Islands, we have viewed that all of our income (loss) sources are foreign in nature under this definition.

Mr. Lyn Shenk

February 9, 2012

We confirm that in future filings, beginning with our Form 10-K for our fiscal year ended January 31, 2012, we will separately disclose our domestic and foreign income/(loss) before income tax expense/(benefit) in accordance with Rule 4-08(h) of Regulation S-X.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have answered your questions fully and comprehensively. If you should still have questions, though, please feel free to contact me at (562) 552-9400.

Sincerely,

/s/ Lawrence R. Samuels
Lawrence R. Samuels
Chief Financial Officer